July 10, 2024

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
737 N. Fifth Street, Suite 200
Richmond, VA 23219

        Re: Aditxt, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed May 29, 2024
            File No. 001-39336
Dear Amro Albanna:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Sean Reid, Esq.